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                                                                      EXHIBIT 20

                                                                      OpTel, Inc


                                   [OPTEL LOGO]


        OPTEL, INC REPORTS RESULTS FOR FIRST QUARTER FOR FISCAL YEAR 1999

                     STRONG MOMENTUM ON TELEPHONY DEPLOYMENT


DALLAS, January 14, 1999 - OpTel, Inc ("OpTel") today announced its financial results for the first fiscal quarter ending November 30, 1998. Operating and financial highlights (in thousands of dollars where appropriate) are as follows:

OPERATING HIGHLIGHTS - compared to first quarter of fiscal 1998

UNITS UNDER CONTRACT
o    542,999 units under contract, up 32%
o 114% increase in units under contract for telecommunications from 49,938 to 106,863
o 21% increase in units under contract for cable television from 361,873 to 436,136

CUSTOMER NUMBERS
o    Telecommunications lines up 67% to 10,483
o    Cable television customers up 28% to 217,593

                                                        Three Months Ended
                               --------------------------------------------------------------------
                               Nov. 30,     Aug.  31,        Percent       Nov. 30,        Percent
                               --------     ---------        -------       --------        -------
                                   1998          1998        increase          1997        increase
                                   ----          ----        --------          ----        --------
FINANCIAL HIGHLIGHTS

TOTAL REVENUE                      20,540        20,047            2%         12,252           68%
   Cable television                19,183        18,886            2%         11,473           67%
   Telecommunications               1,357         1,161           17%            779           74%
EBITDA                            (1,389)           632             -        (1,490)             -


Commenting on the Company's results, Louis Brunel, President and Chief Executive Officer, said:

"In the first quarter, we invested a significant level of time and energy on the rollout of our new switches and high speed Internet access offering. Compared to the end of the first quarter of 1998, our phone units under contract more than doubled. We have gained momentum in our sales of telephony contracts. We have developed a new access strategy that we believe will expand our addressable telephone units in Houston alone by more than 200,000 units in this financial year. Three additional switches will be activated before the end of April and our high speed Internet access offering is becoming a reality this month in Dallas, Houston and San Francisco.

However, in focusing principally on these exciting developments, regretfully, we neglected to advance the marketing and sale of our cable product and accordingly cable revenue and customer growth each are below expected levels. We are currently addressing the situation with the launch of direct sales to consumers.



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                                                                      OpTel, Inc


In view of the foregoing we are reporting a negative EBITDA for the first quarter. We anticipate recovery of our expected cable growth progressively during the second fiscal quarter, during which period EBITDA will continue to be under pressure. During the upcoming period we also expect to aggressively expand our addressable telephony market and new high speed Internet access product."

OpTel is a leading network based provider of integrated communications services, including local and long distance telephone and cable television services and high speed Internet access, to residents of multiple dwelling units in the United States. The Company currently provides cable television and telecommunications services in several metropolitan areas including Los Angeles, San Diego, San Francisco, Phoenix, Denver, Houston, Dallas-Fort Worth, Austin, Chicago, Indianapolis, Atlanta, Miami-Ft. Lauderdale, Tampa, and Orlando. OpTel is majority owned by Le Groupe Videotron Ltee ("GVL"), owner of the second largest cable television operator in Canada.

                                      # # #

For further information, please contact:

Bertrand Blanchette
Chief Financial Officer
214-637-8716



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                                                                      OpTel, Inc


FINANCIAL RESULTS FOR THE FIRST QUARTER OF FISCAL 1999

TOTAL REVENUES. Total revenues for the first quarter of fiscal 1999 increased by $8.3 million or 68% to $20.5 million compared to revenues of $12.3 million for the first quarter of fiscal 1998. Compared to the preceding quarter total revenues increased by 2% from $20.0 million.

CABLE TELEVISION. Cable television revenues in the first quarter of fiscal 1999 increased by $7.7 million, or 67%, to $19.2 million from $11.5 million in the comparable period in fiscal 1998, reflecting both a 28% increase in the number of customers and a 12% increase in the average monthly revenue per customer which rose from $26.30 in the first quarter of fiscal 1998 to $29.42 in the first quarter of fiscal 1999. The increase in revenue per customer mainly resulted from a combination of rate increases following property upgrades and a change in mix of customers to favor the cities with higher revenues per customer. The Company maintained basic penetration at 54%.

TELECOMMUNICATIONS. Telecommunications revenues in the first quarter of fiscal 1999 increased by 74% to $1.4 million, up from $0.8 million in the comparable period in the preceding year, reflecting both a 67% increase in the number of lines compared to the first quarter of fiscal 1998 and a 11% increase in the average monthly revenue per line, which rose from $41.70 to $46.30. Since launching a central office switch in Houston and Dallas during fiscal 1998, the Company has increased its efforts to market its telephone product.

PROGRAMMING, ACCESS FEES AND REVENUE SHARING. Programming, access fees and revenue sharing increased from $5.8 million in the first quarter of fiscal 1998 to $9.4 million this year. All of the increased cost is attributed to the subscriber growth mentioned above.

CUSTOMER SUPPORT, GENERAL AND ADMINISTRATIVE. Customer support, general and administrative expenses were $12.5 million for the first quarter of fiscal 1999 compared to $8.0 million in the first quarter of fiscal 1998. The increase in customer support, general and administrative expenses is largely due to an increase in personnel associated with the expansion of the Company's operations and the roll-out of telephony and Internet.

EBITDA. The Company's EBITDA for the first quarter of fiscal 1999 was $(1.4) million compared to $(1.5) million in the first quarter of fiscal 1998.

DEPRECIATION AND AMORTIZATION. Depreciation and amortization was $8.7 million for the first quarter of fiscal 1999 compared to $5.0 million for the first quarter of fiscal 1998. This increase is primarily attributable to an increase in cable and telephone systems and intangible assets resulting from continued purchases and construction of such systems and from acquisitions of businesses.

INTEREST EXPENSE. Interest expense (net of amounts capitalized) was $13.0 million for the first quarter of fiscal 1999, an increase of $1.2 million over interest expense of $11.8 million for the first quarter of fiscal 1998. This increase is attributable to the increase in the Company's indebtedness associated with the $200 million of its 11.5% Senior Notes due 2008 Notes issued in July 1998. Interest expense associated with the convertible notes payable to stockholder was eliminated in March 1998 with the conversion of these notes to preferred stock.

INTEREST INCOME AND OTHER INCOME. For both the first quarter of fiscal 1999 and fiscal 1998, interest income and other income was $2.0 million. The Company invests its cash in money market funds and other conservative instruments according to its investment policy and certain restrictions of its indebtedness.

CAPITAL EXPENDITURES. For the first quarter of 1999 the Company incurred $23.9 million in capital expenditures compared to $54.9 in 1998 (includes $36.6 acquisition costs).



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                                                                      OpTel, Inc


FINANCIAL & OPERATIONAL DATA

--------------------------------------------------------------------------------------------------------------
                                                November     February      May 31,    August 31,    November
                                                30, 1997     28, 1998       1998         1998       30, 1998
                                                                                                       (1)
CABLE TELEVISION
---------------------------------------------   ----------   ----------   ----------    ---------    ---------
UNITS UNDER CONTRACT (NOTE 2)                      361,873      372,138      431,387      432,955      436,136
AS A % OF MARKET (NOTE 3)                            12.1%        12.5%        14.4%        14.4%        17.4%
UNITS PASSED                                       314,744      320,288      397,281      399,210      401,378
BASIC SUBSCRIBERS                                  170,646      172,643      217,106      216,249      217,593
PENETRATION                                          54.2%        53.9%        54.6%        54.2%        54.2%
PAY TO BASIC RATIO (NOTE 4)                          85.2%        83.9%        86.7%        84.5%        83.6%
AVERAGE MONTHLY REVENUE PER SUBSCRIBER  (NOTE 5)    $26.30       $27.57       $27.74       $29.05       $29.42

TELECOMMUNICATIONS
---------------------------------------------   ----------   ----------   ----------    ---------    ---------
UNITS UNDER CONTRACT                                49,938       61,082       89,731       94,338      106,863
AS A % OF MARKET (NOTE 3)                             1.7%         2.0%         3.0%         3.1%         4.3%
UNITS PASSED                                        17,120       17,551       33,131       35,671       42,299
LINES                                                6,262        6,375        7,700        9,244       10,483
PENETRATION (LINES)                                  36.6%        36.3%        23.2%        25.9%        24.8%
AVERAGE MONTHLY REVENUE PER LINE (NOTE 5)           $41.70       $43.64       $50.63       $46.09       $46.30
                                                ==========   ==========   ==========    =========    =========
---------------------------------------------- ------------ ------------ ------------ ------------ ------------

1. These figures include 11,701 units under contract (10,925 cable and 776 telephone) for which owner consents have to be delivered by ICS. These figures include 5,894 cable television customers and 216 telecommunication lines for which owner consents have to be delivered by ICS. Although consents for these properties have not been received, the Company services these units and receives the revenue for these customers

2. Units under contract represents the number of units currently passed and additional units with respect to which the Company has entered into Rights of Entry for the provision of cable television and telecommunication services, respectively, but which the Company has not yet passed and which the Company expects to pass within the next five years.

3. Based on an estimated 3.0 million units (as of March 25, 1998) in MDU's with greater than 150 units located in the Company's markets as estimated by REIS Reports Inc and updated using Company estimates as necessary.

4. In common with most other cable television providers the Company has revised the method of reporting premium penetration to include all premium units in the calculation.

5. Represents average monthly revenue per the average number of basic subscribers/lines for the fiscal periods ended as of the date shown.



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                                                                      OpTel, Inc


STATEMENT OF OPERATIONS
($'S  IN THOUSANDS)

                                                       Quarter Ended
                                                        November 30,
                                                     1998         1997
                                                   --------     --------
REVENUES

  Cable television                                 $ 19,183      $ 11,473

  Telecommunications                                  1,357           779
                                                   --------      --------
       Total revenues                                20,540        12,252

OPERATING EXPENSES:
  Programming, access fees and revenue sharing       (9,388)       (5,765)
  General operating expenses                        (12,541)       (7,977)
  Depreciation and amortization                      (8,709)       (5,006)
                                                   --------      --------
       Total operating expenses                     (30,638)      (18,748)
                                                   --------      --------

LOSS FROM OPERATIONS                                (10,098)       (6,496)

OTHER
  Net interest expense                              (10,922)       (9,774)
  Extraordinary loss on debt extinguishment              --            --
                                                   --------      --------

NET LOSS                                           $(21,020)     $(16,270)
                                                   ========      ========
EARNINGS ATTRIBUTABLE TO PREFERRED STOCK             (4,786)           --
                                                   --------      --------

NET LOSS ATTRIBUTABLE TO COMMON EQUITY             $(25,806)     $(16,270)
                                                   ========      ========

CONSOLIDATED BALANCE SHEETS
($'S  IN THOUSANDS)


                                                          November 30,
                                                       1998         1997
                                                     --------     --------
ASSETS
Cash and short term investments                      $ 92,187       30,231
Restricted investments                                 63,797       68,186
Property, plant & equipment                           285,134      185,398
Intangibles                                           160,015      108,575
Other assets                                           15,499        6,771
                                                     --------     --------
Total                                                $616,632     $399,161
                                                     ========     ========

LIABILITIES & STOCKHOLDERS' EQUITY
Accounts payable & other liabilities                 $ 47,857     $ 31,191

Convertible notes payable to stockholder                   --      134,451
Notes payable & deferred acquisition liabilities      429,019      229,424
                                                     --------     --------
Total liabilities                                     476,876      395,066

Stockholders' equity                                  139,756        4,095
                                                     --------     --------
Total                                                $616,632     $399,161
                                                     ========     ========


THE FOREGOING INCLUDES CERTAIN FORWARD LOOKING STATEMENTS THAT ARE IDENTIFIED BY WORDS SUCH AS "EXPECT" AND SIMILAR EXPRESSIONS. ACHIEVEMENT OF SUCH EXPECTATIONS IS SUBJECT TO VARIOUS RISKS AND UNCERTAINTIES, INCLUDING, AMONG OTHERS, THE AVAILABILITY OF ADDITIONAL FINANCING ON A TIMELY BASIS AND ON REASONABLE TERMS, OBTAINING VARIOUS REGULATORY APPROVALS AND SUCCESSFUL MANAGEMENT OF THE COMPANY'S EXPANSION PLANS.


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